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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 13)*
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 3, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization	England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 92,222,426 9. Sole Dispositive Power 10. Shared Dispositive Power 92,222,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,222,426

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	24.5%

14.	Type of Reporting Person (See Instructions)	CO; HC

CUSIP No. 36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 92,222,426 9. Sole Dispositive Power 10. Shared Dispositive Power 92,222,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,222,426

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	24.5%

14.	Type of Reporting Person (See Instructions)	CO

Introduction.

        This Amendment No. 13 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006, Amendment No. 8 filed thereto on July 11, 2006, Amendment No. 9 thereto filed on July 19, 2006, Amendment No. 10 thereto filed on July 21, 2006, Amendment No. 11 thereto filed on July 27, 2006 and Amendment No. 12 thereto filed on July 31, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.    Source and Amount of Funds or Other Consideration.

        The last five paragraphs of Item 3 of the Statement are hereby deleted and replaced in their entirety with the following paragraphs:

        "Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of US $19.0 billion, which is currently undrawn, and cash on hand. The committed financing consists of:

  (a)
  a committed acquisition facilities agreement (the "Acquisition Facilities Agreement"), dated August 8, 2006, between Xstrata (Schweiz) AG ("Xstrata Schweiz"), a corporation organized under the laws of Switzerland and a wholly-owned direct subsidiary of Xstrata, Xstrata, certain subsidiaries of Xstrata, an international syndicate of banks and others for an aggregate of US $9.5 billion;

  (b)
  a committed debt bridge facility agreement (the "Debt Bridge Facility Agreement"), dated August 3, 2006, between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for US $2.5 billion; and

  (c)
  a committed subordinated bridge facility agreement (the "Subordinated Bridge Agreement"), dated May 17, 2006, between Xstrata Schweiz, Xstrata, Deutsche Bank AG, London Branch and J.P. Morgan plc, as lead arrangers, and a syndicate of banks for U.S. $7.0 billion, as amended by the equity bridge amendment letter agreement (the "Subordinated Bridge Agreement Amendment"), dated August 3, 2006, between Xstrata Schweiz and Deutsche Bank AG, London Branch.

        The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36-month term loan facility for US $3.353 billion ("Acquisition Facility A"), a 60-month and one day term loan facility for US $1.117 billion ("Acquisition Facility B"), a 60-month revolving term loan facility for US $3.353 billion ("Acquisition Facility C") and a 364-day term loan (with a one year extension at Xstrata's option) for US $1.677 billion ("Acquisition Facility D"). The Debt Bridge Facility Agreement provides Xstrata Schweiz with a 180 day debt bridge facility (with a 364 day extension at Xstrata's option) for US $2.5 billion (the "Debt Bridge Facility"). The Subordinated Bridge Agreement provides Xstrata Schweiz with a term loan facility for US $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007 (the "Subordinated Bridge Facility"). The funding commitments under the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement (collectively the "Committed Financing Agreements") are subject to conditions usual in commercial lending transactions of this kind. These conditions substantially reflect the conditions of the July 19th Revised Falconbridge Offer. Xstrata Canada and Xstrata reasonably believe that the possibility is remote that the conditions to funding of the July 19th Revised Falconbridge Offer that are in addition to the conditions in the July 19th Revised Falconbridge Offer will not be satisfied. Acquisition Facility A bears an interest rate of 0.60% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility B bears an interest rate of 0.70% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility C bears an interest rate of 0.70% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility D bears an interest rate of 0.50% per annum plus LIBOR, the Debt Bridge Facility bears an interest rate of 0.40% per annum plus LIBOR and the Subordinated Bridge Facility bears an interest rate of 0.40% per annum plus LIBOR, in each case plus mandatory costs (being regulatory costs of the lenders that are passed on to the borrowers). The funding facilities under the Committed Financing Agreements are subject to fees at levels customary for credit facilities of this kind. Pursuant to the Committed Financing Agreements, Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the July 19th Revised Falconbridge Offer, without the prior consent of the lenders.

        Xstrata reserves the right to fund or arrange for funding of Xstrata Canada's purchase of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan) under the July 19th Revised Falconbridge Offer from any combination of the above discussed sources.

        The foregoing descriptions of the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement, the Subordinated Bridge Agreement and the Subordinated Bridge Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement, the Subordinated Bridge Agreement and the Subordinated Bridge Agreement Amendment, which are filed as Exhibits 34, 35, 16 and 36 hereto respectively, and are incorporated herein by reference."

Item 7.    Materials to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith:

Exhibit No.	Description
34.	Acquisition Facilities Agreement, dated August 8, 2006, between Xstrata (Schweiz) AG, Xstrata plc, certain subsidiaries of Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc, certain joint lead arrangers, arrangers and financial institutions named therein and Barclays Bank PLC (which replaces in its entirety the Form of Acquisition Facilities Agreement filed as Exhibit 28 to Amendment No. 9 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on July 19, 2006).
35.	Debt Bridge Facility Agreement, dated August 3, 2006, between Xstrata (Schweiz) AG, Xstrata plc, certain subsidiaries of Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc, certain financial institutions named therein and Barclays Bank PLC (which replaces in its entirety the Form of Debt Bridge Facility Agreement filed as Exhibit 29 to Amendment No. 9 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on July 19, 2006).
36.	Equity Bridge Amendment Letter Agreement, dated August 3, 2006, between Xstrata (Schweiz) AG and Deutsche Bank AG, London Branch.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2006

XSTRATA PLC
By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2006

1184760 ALBERTA LTD.
By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President

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